September 7, 2018

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Frank Wyman
Angela Connell

Re:	Markel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
File No. 001-15811

To Whom It May Concern:

We are responding to your comment letter dated August 23, 2018. For ease of reference, we have reproduced your comment and provided our response directly following it.

Notes to Consolidated Financial Statements
9. Unpaid Losses and Loss Adjustment Expenses
b) Loss Development Information, page 72

1.	Please address the following with respect to your July 20, 2018 response:

•
Your response states that ultimate incurred losses and loss adjustment expenses include reserves for accident years 2012-2017 for acquisitions completed during 2017 but that loss data for prior accident years was not recast. However, you also state in your response that acquired reserves are not included in losses and loss adjustment expenses for the year ended December 31, 2017. Address for us the apparent inconsistency and clarify how acquired reserves are presented in your loss development tables. To the extent that acquired reserves are not included in the tables, explain to us why you have not included a reconciling item for such reserves in your table on page 76.

•	Quantify for us your acquired reserve balances as of December 31, 2017.

•
Explain to us how you assessed materiality in determining not to recast loss data for prior accident years for acquisitions completed during 2017. In this respect, the loss development attributable to acquired reserves in your International Insurance segment of $25.5 million as noted in your response would appear to be material when compared to total loss development of $105.4 million for this segment.

•
The reconciliation provided in your response includes reconciling items that are not also included in the reconciliation on page 76 of your Form 10-K. For example, we did not note a reconciling item for reserve discounts or foreign currency adjustments. Explain to us these apparent inconsistencies.

Markel Corporation
4521 Highwoods Parkway, Glen Allen, VA 23060-9817 (800) 446-6671 (804) 747-0136
www.markelcorp.com

Acquired Reserves
During 2017, we completed three acquisitions that included reserves for unpaid losses and loss adjustment expenses. The net acquired reserves, which represent outstanding reserves of the acquired entities, net of reinsurance, as of the respective acquisition dates, totaled $57.5 million for the year-end December 31, 2017. This amount was recorded to the balance sheet as part of the initial purchase price allocations for the acquisitions, and thus has no impact on losses and loss adjustment expenses within the income statement for the year ended December 31, 2017. This impact can be seen in the rollforward of reserves for losses and loss adjustment expenses at the beginning of note 9 to the consolidated financial statements.

Of the $57.5 million of net reserves acquired in 2017, $22.6 million relates to acquired reserves in the U.S. Insurance segment, $32.0 million relates to acquired reserves in the International Insurance segment and $2.8 million relates to reserves in our newly acquired Program Services business.

With respect to the net acquired reserves in the U.S. Insurance segment, $0.3 million represents reserves on the 2011 and prior accident years, $9.6 million represents reserves on the 2012 through 2016 accident years, and $12.7 million represents reserves on the 2017 (current) accident year. With respect to the net acquired reserves in the International Insurance segment, $1.1 million represents reserves on the 2011 and prior accident years, $25.5 million represents reserves on the 2012 through 2016 accident years, and $5.4 million represents reserves on the 2017 (current) accident year.

The loss development tables on pages 73-75 include the acquired reserves in the respective segment tables to which they relate. Acquired reserves related to Program Services business are included in the reconciliation on page 76. Net acquired reserves on the 2012 through 2017 accident years are presented, by accident year, in the table that details ultimate incurred losses and allocated loss adjustment expenses within the column for the year ended December 31, 2017. Net acquired reserves on the 2011 and prior accident years are included in the line item all outstanding liabilities for unpaid losses and loss adjustment expenses before 2012, net of reinsurance. Any post-acquisition loss reserve development and claims payments on these acquired reserves is included in the tables, by accident year, consistent with the presentation of all other incurred losses and claims payments within the segment. Because the balance of the acquired reserves and any post-acquisition activity in the reserves are included within the segment tables, there is not a reconciling item for acquired reserves between the amounts presented in the segment tables as of December 31, 2017 and the gross liability for unpaid losses and loss adjustment expenses, as presented on the December 31, 2017 balance sheet.

As described in the previous paragraph, the net reserves acquired in 2017 are presented, by accident year, in the table that details ultimate incurred losses and allocated loss adjustment expenses within the column for the year ended December 31, 2017. These reserves are not included in any prior periods presented. As a result of including these amounts in the column for the year ended December 31, 2017 and not in the column for the year ended December 31, 2016 (or any prior periods), the acquired reserves represent a reconciling item between the ultimate incurred losses and allocated loss adjustment expenses presented in the tables for those two periods. This reconciling item was presented in the reconciliation included in our response dated July 20, 2018.

Accounting Standards Codification 944-40-50 does not include any guidance over the presentation of acquired reserves. When considering how to present the acquired reserves, we considered the perspectives shared by the SEC staff in the November 2016 discussion with the AICPA Insurance Entities Expert Panel, which indicated an acquiree’s historical incurred and paid accident year claim information should either be incorporated on a retrospective basis into the tables or presented in a separate set of tables to specifically show incurred and paid claim information on the acquired reserves. When assessing these presentation considerations, we also evaluated the materiality of the acquired reserves. With respect to the International Insurance segment, although the $25.5 million of acquired reserves is significant relative to the $105.4 million of loss development implied by the table, we assess the significance of loss development on our reserves against the balance of the reserves to which the development relates. As a result, when preparing our loss development tables, we likewise assess the materiality of any adjustments impacting loss development against the related reserves balances. The net acquired reserves for both the U.S. Insurance and International Insurance segments each represent less than 2% of both the ultimate incurred losses and allocated loss adjustment expenses for the 2012 through 2017 accident years and the net liability for unpaid losses and loss adjustment expenses presented in the respective segment tables. Based on the amounts involved, we concluded the acquired reserves are insignificant and do not materially impact the amounts presented in the tables.

Other Reconciling Items
Within the reconciliation on page 76, the balance of unamortized reserve discounts is included in the line item unamortized fair value adjustments. This line item includes the balance of unamortized reserve discounts as well as unamortized purchase accounting adjustments, which generally include an adjustment for discounting and risk to reflect reserves at fair value at the acquisition date. Given the similar nature of these items, we aggregated them for presentation purposes within the reconciliation. In future filings, we will revise the caption to clearly indicate the types of adjustments included in that line.

With respect to foreign currency, as described in our response dated July 20, 2018, all of the amounts included in the loss development tables related to transactions denominated in a foreign currency have been converted into United States Dollars using the exchange rates in effect at the current balance sheet date. As a result, the current year-end balance sheet rate has been applied to all periods presented and prior periods have been recast to the current period-end rate. This rate is the same exchange rate used to remeasure or translate our balance sheet into United States Dollars at the end of each reporting period. As the loss development tables and the balance sheet both use a consistent rate of exchange, there is not a reconciling item attributable to foreign currency in the reconciliation on page 76. Our approach to applying foreign currency exchange rates to the loss development tables is consistent with the observations shared by the SEC staff in the November 2016 discussion with the AICPA Insurance Entities Expert Panel. Losses and loss adjustment expenses included in the statement of income and comprehensive income, however, are translated using the average exchange rate for the period, which gives rise to a reconciling item for foreign currency when reconciling amounts presented in the loss development tables to the income statement.

If you have any questions, please contact Richard R. Grinnan, General Counsel, at 804-965-1717.

Sincerely,

/s/ Jeremy A. Noble

Jeremy A. Noble
Senior Vice President and Chief Financial Officer

Cc:	Anne G. Waleski, Executive Vice President
Nora N. Crouch, Chief Accounting Officer
Richard R. Grinnan, General Counsel

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